UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                         NETWORK COMPUTING DEVICES, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64120N100
                              --------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64120N100                                        13G




--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Kiskiminetas Springs School

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania

--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  Number of           1,036,800 shares                                     6.4%

   Shares
               -----------------------------------------------------------------
Beneficially   6.   SHARED VOTING POWER
                      0 shares                                               0%
  Owned By
               -----------------------------------------------------------------
    Each       7.   SOLE DISPOSITIVE POWER
                      1,036,800 shares                                     6.4%
  Reporting

   Person      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    With              0 shares                                               0%


--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,036,800 shares

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                           6.4%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.

     (a)  NAME OF ISSUER: Network Computer Devices, Inc. (the "Issuer").

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           350 North Bernardo Avenue
                           Mountain View, CA 94043


ITEM 2.

     1.   (a)  NAME OF PERSON FILING: Kiskiminetas Springs School.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                           1888 Brett Lane
                           Saltsburg, PA 15681

          (c)  CITIZENSHIP: Not applicable.

          (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share (the "Common Stock").

          (e)  CUSIP NUMBER: 64120N100.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                                 Not Applicable.

     (a) |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  |_|  Investment Adviser registered in accordance with ss.240.13d-1(b)
               (1)(ii)(E).

     (f) |_| An employee benefit plan or endowment in accordance with ss.240.13d- 1(b)(1)(ii)(F).

     (g) |_| A parent holding company in accordance with ss.240.13d-1(b)(ii)(G).

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).


ITEM 4.   OWNERSHIP.

          1.   KISKIMINETAS SPRINGS SCHOOL:
               ---------------------------

               (a)  Amount Beneficially Owned: 1,036,800 shares.

               (b)  Percent of Class: 6.4%

               (c)  Number of shares as to which such person has:

                    (i) sole power to vote or direct the vote: 1,036,800 shares.

                    (ii)  shared power to vote or direct the vote: 0 shares.

                    (iii) sole power to dispose or direct the disposition of:
                          1,036,800 shares.

                    (iv)  shared power to dispose or direct the disposition of:
                          0 shares.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not Applicable.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer's Common Stock owned by the Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not Applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

                                 Not Applicable.

ITEM 10.  CERTIFICATION

     By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

                                            KISKIMINETAS SPRINGS SCHOOL


                                            By:  s/JOHN A. PIDGEON
                                                ---------------------
                                            Name:  John A. Pidgeon
                                            Title: President





























ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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